February 7, 2014	Lauren B. Prevost 404-504-7744 lprevost@mmmlaw.com www.mmmlaw.com

VIA EDGAR

Ms. Stacie D. Gorman, Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cole Credit Property Trust V, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed September 24, 2013
File No. 333-189891

Dear Ms. Gorman:

On behalf of Cole Credit Property Trust V, Inc. (the “Company”), please find transmitted herewith for filing the Company’s Pre-Effective Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-11 filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2014 (Registration No. 333-189891) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder.

The Amendment is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated October 11, 2013. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: We note your response to comment 2 of our letter dated August 7, 2013. Please affirmatively confirm that you have not provided any written materials to qualified institutional buyers or institutional accredited investors and that you have not authorized anyone to do so on your behalf.

Response: The Company hereby confirms that it has not provided any written materials to qualified institutional buyers or institutional accredited investors and has not authorized anyone to do so on the Company’s behalf.

Comment No. 2: We note your response to comments 6 and 7 of our letter dated August 7, 2013, and your reliance on the relief granted in prior no-action letters. We note that you are responsible

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MORRIS, MANNING & MARTIN, LLP

Ms. Stacie D. Gorman, Attorney-Advisor

Securities and Exchange Commission

for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and Regulation M to your share repurchase program. We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

Response: The Company understands that it is responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, and Regulation M to the Company’s share redemption program, and the Staff is not taking a position on the conclusions described in the Company’s prior responses to the Staff’s comments regarding this issue. The Company further confirms that it is responsible for considering all the elements of its share redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

Cover Page

Comment No. 3: We note your response to comment 9 of our letter dated August 7, 2013. Please revise your risk factor disclosure to clarify that the compensation you may pay in the event of termination may be significant.

Response: The Company submits that the risk factors on the cover page of the prospectus (the “Prospectus”) as revised and included in the Amendment as well as the “Prospectus Summary – Summary Risk Factors” and the “Risk Factors – Risks Related to Conflicts of Interest – Our advisor and its affiliates, including our dealer manager, will face conflicts of interest caused by their compensation arrangements with us, including significant compensation that may be required to be paid to our advisor if our advisor is terminated, which could result in actions that are not in the long-term best interests of our stockholders” sections of the Prospectus contained in the Amendment have been revised to disclose that significant compensation may be paid to the Company’s advisor if the advisory agreement is terminated.

Conflicts of Interest, page 13

Comment No. 4: We note your response to comment 11 of our letter dated August 7, 2013. Please revise your disclosure to clarify that your executive officers currently serve as the executive officers for other Cole entities. Please revise your disclosure to highlight and more specifically describe the conflicts related to the time each officer will be able to devote to you in light of their involvement with other affiliated companies in the initial start-up phase. Further, please more specifically describe the potential conflicts relating to managing a significant number of development-stage companies, including, without limitation, locating and acquiring properties, obtaining financing and entering or acquiring leases.

Response: The Company submits that the “Prospectus Summary – Conflicts of Interest” section of the Prospectus contained in the Amendment has been revised to disclose the conflicts of interest referenced in the Staff’s comment. In addition, on February 7, 2014, American Realty Capital Properties, Inc. (“ARCP”) acquired Cole Real Estate Investments, Inc. (“Cole”) pursuant to a transaction whereby Cole merged with and into Clark Acquisition Company, LLC, a wholly owned subsidiary of ARCP (“Merger Sub”), with Merger Sub surviving such merger as a wholly owned subsidiary of ARCP (the “ARCP Merger”). ARCP is a widely-held public company whose shares of common stock are listed on The NASDAQ Global Select Market. As a result of the ARCP Merger, ARCP indirectly owns and/or controls the Company’s

MORRIS, MANNING & MARTIN, LLP

Ms. Stacie D. Gorman, Attorney-Advisor

Securities and Exchange Commission

external advisor, dealer manager, property manager and sponsor. Accordingly, disclosure regarding the ARCP Merger, the conflicts of interest associated with the ARCP Merger and the risks associated therewith are included in the “Risk Factors,” “Conflicts of Interest” and “Prior Performance Summary” sections of the Prospectus contained in the Amendment.

Cole Operating Partnership V, LP, page 20

Comment No. 5: Please define the term “regarded entity.”

Response: The Company submits that the “Prospectus Summary – Cole Operating Partnership V, LP” section of the Prospectus contained in the Amendment has been revised to define the term “regarded entity.”

Management, page 62

Comment No. 6: We note your response to comment 15 of our letter dated August 7, 2013. We reissue our comment. Please provide a table disclosing the names of principal shareholders with investment control. Also provide the names of the natural persons with voting or dispositive control over the company’s securities. See Item 403 of Regulation S-K for guidance.

Response: The Company submits that a “Beneficial Ownership of Equity Securities” section has been added to the Prospectus contained in the Amendment, which contains the disclosure required by Item 403 of Regulation S-K. The Company notes that information in this section of the Prospectus reflects the stockholders of the Company after the completion of the ARCP Merger.

Draft Legal Opinion

Comment No. 7: Please have counsel revise assumption 6 on page 2 to clarify that you currently have a sufficient number of authorized shares.

Response: The executed legal opinion attached as Exhibit 5.1 to the Amendment clarifies that the number of authorized shares as of the date of the opinion exceeds the maximum number of shares to be offered pursuant to the Registration Statement.

MORRIS, MANNING & MARTIN, LLP

Ms. Stacie D. Gorman, Attorney-Advisor

Securities and Exchange Commission

*  *  *  *  *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7744.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Lauren B. Prevost

Lauren B. Prevost

cc: D. Kirk McAllaster, Jr.